UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Granite Falls Energy, LLC

(Name of Issuer)

Membership Units

(Title of Class of Securities)

n/a

(CUSIP Number)

Leonard, Street and Deinard Professional Association

Attn: Thomas A. Jensen, Esq.

150 South Fifth Street, Suite 2300

Minneapolis, MN 55402

612-335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. n/a

1.	Names of Reporting Persons ROLAND “RON” J. FAGEN(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC(2)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,925

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,925

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,925

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN

(1) Mr. Fagen beneficially owns 1,925 Membership Units indirectly through his voting control over Fagen, Inc.

(2) The 1,925 Membership Units were purchased with the working capital of Fagen, Inc., over which Mr. Fagen has voting control.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the membership units (the “Membership Units”) of Granite Falls Energy, LLC (the “Issuer”), with a principal executive office located at 15045 Highway 23 S.E., Granite Falls, MN 56241-0216.

Item 2.	Identity and Background
(a) This Schedule 13D is being filed by Roland “Ron” J. Fagen (“Mr. Fagen”).

(b),(c)                The business address of Mr. Fagen is 501 West Highway 212, Granite Falls, Minnesota 56241.  Mr. Fagen’s present principal occupation is President and CEO of Fagen, Inc., a Minnesota corporation.  Fagen, Inc. is a design-build contractor specializing in heavy industrial engineering and construction.  The address of Fagen, Inc. is 501 West Highway 212, Granite Falls, Minnesota 56241.

(d),(e)                During the last five years, Mr. Fagen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Fagen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Fagen is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Fagen, Inc.’s working capital funds were used to purchase the 1,925 Membership Units held by Fagen, Inc., a Minnesota corporation.  Mr. Fagen has beneficial ownership of the Membership Units through his voting control over Fagen, Inc.  The aggregate purchase price of these Membership Units was $1,840,000.00.

No part of the purchase price for the Membership Units deemed to be beneficially owned by Mr. Fagen was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

Item 4.	Purpose of Transaction

The Membership Units deemed to be beneficially owned by Mr. Fagen are held for investment purposes.  As described below in Item 6, pursuant to the Issuer’s Fifth Amended and Restated Operating Agreement, Mr. Fagen has the right to appoint one governor to the Issuer’s board of governors.

As of the date of this Schedule 13D, Mr. Fagen has no plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that, from time to time or at any time, Mr. Fagen may purchase additional Membership Units, or sell at any time all or a portion of the Membership Units now owned or hereafter acquired by Fagen, Inc. to one or more purchasers:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) a change in the members, or the number or term of the members of the Issuer’s board of governors or management;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) amendment to the Issuer’s articles of organization or operating agreement or other actions which may impede the acquisition of control of the Issuer by any person;

(h) the Membership Units becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)                                  As of the date hereof, Mr. Fagen beneficially owns, through his voting control over Fagen, Inc., an aggregate of 1,925 Membership Units, representing 6.2% of the outstanding Membership Units of the Issuer.  This calculation is based on 31,156 Membership Units outstanding, as reported in the Issuer’s Form 10-KSB filed with the Commission on January 24, 2008.

(b) Through his voting control over Fagen, Inc., Mr. Fagen has the sole power to vote, direct the vote, dispose or direct the disposition of 1,925 Membership Units.

(c) None.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Granite Falls Energy, LLC Fifth Amended and Restated Operating and Member Control Agreement, for so long as Fagen, Inc. is a member of the Issuer and holds at least 5% of the issued and outstanding Membership Units, Fagen, Inc. has the right to designate one member of the Board of Governors of the Issuer.  If Fagen, Inc. is no longer a member of the Issuer or holds less than 5% of the issued and outstanding Membership Units, then the representative to the Issuer’s Board of Governors appointed by Fagen, Inc. shall be deemed to have resigned and shall be replaced by the remaining Board of Governors.

Item 7.	Material to be Filed as Exhibits

7.1                                 Granite Falls Energy, LLC Fifth Amended and Restated Operating and Member Control Agreement.  (Incorporated by reference as Appendix A to the Post-Effective Amendment No.1 to the Registration Statement on Form SB-2 filed on July 21, 2004 (File No. 333-112567))

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

/s/ Roland J. Fagen
Roland “Ron” J. Fagen